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                                                                    EXHIBIT 99.1

[AMBEV LOGO]
                                           Bovespa (Sao Paulo) AMBV4 - Preferred
                                                                  AMBV3 - Common
                                               NYSE (New York)   ABV - Preferred
                                                                   ABVc - Common


          AMBEV ISSUES US$500 MILLION 10.5% PRI NOTES DUE DECEMBER 2011

SAO PAULO, DECEMBER 19, 2001 - COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV [NYSE:] ABV, ABVc; BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, today announced that it issued US$ 500 million PRI Notes through its subsidiary Companhia Brasileira de Bebidas ("CBB"). The notes were offered to Qualified Institutional Buyers and to accounts outside the United States under Rule 144A and Regulation S, respectively, of the United States Securities Act of 1933, as amended (the "Securities Act"), and will be subject to Registration under the Securities Act.

The Notes are scheduled to mature in December 2011 and represent the first AmBev offering to the bond market. The Notes, which are rated investment grade by Moody's (Baa3), Standard & Poors (BBB-) and Fitch (BBB-), have the benefit of a guaranty from AmBev. The Notes also have the benefit of 24 months of interest coverage against a currency control event in the combined form of a reserve account or a letter of credit, and a political risk insurance policy from Steadfast Insurance Company, a member of the Zurich Group.

AmBev priced this transaction at a yield of 10.739% with a 10.50% coupon, which represented a spread of +575 bps over the US treasury. The Notes have not been registered under the Securities Act, or any securities or blue sky laws of any state within the United States or any other jurisdiction and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issue will be used primarily to repay short-term debt, which consists of trade finance and current portion of long-term debt. The proceeds will also be used to finance part of AmBev's capital expenditure program, and for general corporate purposes.

For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741-7560 or e-mail: acdanav@ambev.com.br

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